UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X]	**Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**	or	[ ]	**Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**
	For the fiscal year ended December 31, 2006			**For the transition period from __________ to __________**

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
539 South Main Street
Findlay, Ohio 45840

MARATHON OIL CORPORATION

5555 San Felipe Road, Houston, TX 77056

Marathon Oil Company
Thrift Plan
Financial Statements and Supplemental Schedules
December 31, 2006 and 2005

Marathon Oil Company
Thrift Plan
Index
December 31, 2006 and 2005

Note: Other schedules required by Section 2520.103–10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Marathon Oil Company Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Marathon Oil Company Thrift Plan (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 8, the Plan adopted FASB Staff Position AAGINV-1 and SOP94-1-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, for the years ended December 31, 2006 and 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2006 and of loans or fixed income obligations in default or classified as uncollectible as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 27, 2007

Marathon Oil Company
Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2006

	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Assets					
Investments, at fair value (Note 3)					
Interest-bearing cash (including money market fund)	$ -	$ 13,845,082	$ 34,864,419	$ -	$ 48,709,501
Shares of registered investment companies	-	-	1,186,071,091	-	1,186,071,091
Employer securities					
Common stock	185,462,337	-	-	-	185,462,337
Loans to participants	-	-	-	35,304,841	35,304,841
*Underlying investment value of SICs (Notes 4 and 8)	-	1,004,009,049	-	-	1,004,009,049
Net assets at fair value	185,462,337	1,017,854,131	1,220,935,510	35,304,841	2,459,556,819
SICs-adjustment from fair value to contract value for fully benefit responsive investment contracts	-	12,140,143	-	-	12,140,143
Net assets available for benefits	$ 185,462,337	$1,029,994,274	$ 1,220,935,510	$ 35,304,841	$2,471,696,962

* Synthetic investment contracts ("SICs")

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2005

	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Assets					
Investments, at fair value (Note 3)					
Interest-bearing cash (including money market fund)	$ -	$ 4,126,961	$ 25,260,264	$ -	$ 29,387,225
Shares of registered investment companies	-	-	1,027,523,219	-	1,027,523,219
Employer securities					
Common stock	183,302,163	-	-	-	183,302,163
Loans to participants	-	-	-	34,705,289	34,705,289
Underlying investment value of SICs (Notes 4 and 8)	-	1,021,046,752	-	-	1,021,046,752
Net assets at fair value	183,302,163	1,025,173,713	1,052,783,483	34,705,289	2,295,964,648
SICs-adjustment from fair value to contract value for fully benefit responsive investment contracts	-	13,001,187	-	-	13,001,187
Net assets available for benefits	$ 183,302,163	$1,038,174,900	$ 1,052,783,483	$ 34,705,289	$2,308,965,835

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Additions:					
Investment income:					
Interest	$ -	$ 44,118,902	$ 2,092,166	$ -	$ 46,211,068
Dividends	3,807,630	-	89,360,913	-	93,168,543
Net appreciation in fair value of investments	85,580,209	-	48,134,542	-	133,714,751
	89,387,839	44,118,902	139,587,621	-	273,094,362
Contributions:					
Participants	3,361,077	26,974,576	43,927,702	-	74,263,355
Employer	2,155,318	15,083,030	24,271,015	-	41,509,363
Rollovers and direct plan tranfers	1,325	20,358,657	8,763,247	-	29,123,229
	5,517,720	62,416,263	76,961,964	-	144,895,947
Loan repayment (including interest)	1,041,516	9,144,968	8,305,578	(16,507,439)	1,984,623
Total additions	95,947,075	115,680,133	224,855,163	(16,507,439)	419,974,932
Deductions:					
Benefits paid to participants or beneficiaries	11,264,755	175,133,723	69,529,732	1,315,595	257,243,805
Loans made	1,668,561	7,338,130	9,415,895	(18,422,586)	--
Total deductions	12,933,316	182,471,853	78,945,627	(17,106,991)	257,243,805
Net increase (decrease) prior to interfund transfers	83,013,759	(66,791,720)	145,909,536	599,552	162,731,127
Net transfers from (to) other investment options	(80,853,585)	58,611,094	22,242,491	-	-
Net increase (decrease)	2,160,174	(8,180,626)	168,152,027	599,552	162,731,127
Net assets available for benefits:					
Beginning of year	183,302,163	1,038,174,900	1,052,783,483	34,705,289	2,308,965,835
End of year	$ 185,462,337	$1,029,994,274	$ 1,220,935,510	$ 35,304,841	$2,471,696,962

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following brief description of the Marathon Oil Company Thrift Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of (1) Marathon Oil Company (the "Company"), a wholly owned subsidiary of Marathon Oil Corporation, (2) employers participating in the Retirement Plan of the Company, and (3) employers participating in the Marathon Petroleum Company LLC ("MPC") Retirement Plan (excluding employees of Speedway SuperAmerica LLC - a wholly owned subsidiary of MPC), formerly Marathon Ashland Petroleum Company LLC, a wholly owned indirect subsidiary of Marathon Oil Corporation. In order to participate in the Plan, employees must have one year of vesting service and be 21 years or older. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions called Marathon Savers Plus ("MSP") or a combination of both. In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the "Code"). An active participant may make any combination of after-tax and MSP payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.

The contributions of "highly compensated employees" are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $220,000 for 2006, as provided in Code Section 401(a)(17).

Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts ("IRA") upon specific authorization and subject to such terms and conditions as set forth by the plan administrator.

Prior to October 1, 2006, to the extent that the Company had accumulated earnings and profits, the Company matched on a dollar for dollar basis each participant's after-tax or MSP contributions to the Plan up to an aggregate of 6 percent of each participant's gross pay. Effective October 1, 2006, the Plan was amended to increase the Company match to 7 percent.

Valuation of Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants will become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company or the MPC Retirement Plan as then in effect; at death; after three years of service with the Company or a participating employer; or upon attainment of age 65.

Forfeitures
Nonvested participants whose services with the Company have been terminated will forfeit their entire Company-matching source and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitations indicated under the Plan. Total forfeitures of $390,851 for the year ended December 31, 2006, were used to reduce employer matching contributions made to the Plan.

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds provided by the Plan.

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that ranged from 4.00 percent to 8.25 percent, which are commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through payroll deductions for active employees and through coupon payments for participants not receiving pay and retirees.

Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. Effective March 28, 2005 in accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, provided that no withdrawal of less than $500 be made, unless it constitutes the entire remaining balance. Such withdrawals are limited to a maximum of four in a Plan year. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiary participants. A participant may elect to receive his or her benefit on an installment basis with a minimum of three annual installments and the maximum number of annual installments equal to the remaining actuarial life expectancy of the participant at the time of commencement of benefits. Each participant shall designate a beneficiary or beneficiaries to receive his or her Plan benefit upon the participant's death.

Active participants or participants with accounts in suspense are eligible to withdraw a portion of their after-tax, rollover or vested Company matching amounts subject to the provisions of the Plan.

2. Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

3. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value except for its Cash with Interest Fund (the "Fund") (Note 4). Under investments on the statement of net assets available for benefits the Fund is stated at fair value and because it is fully benefit responsive it is therefore adjusted to its contract value separately (see Note 8). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Marathon Oil Corporation shares are valued at the quoted market price. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Administration of Plan Assets
Costs and expenses incurred in administering the Plan are paid by the Company, including fees and expenses of the trustee, Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") legal counsel and other administrative expenses. Costs assumed by the participant include fees associated with selling of Marathon Oil Corporation common stock. The Fund is managed by Fidelity Management Trust Company ("FMTC") pursuant to a trust agreement. Any fees charged by FMTC are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2006 in connection with the Fund was $1,338,817.

Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2006:

Monumental Life Insurance Company Wrapper Contract MDA00178TR*	$ 254,037,971
Chase Manhattan Bank Wrapper Contract 432711*	254,037,740
AIG Financial Products Company Wrapper Contract 541683*	254,037,605
CDC Capital Inc. Wrapper Contract 1203-02*	254,035,876
Marathon Oil Corporation Common Stock	185,462,337

* These investments are included in the Fund.

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2005:

Monumental Life Insurance Company Wrapper Contract MDA00178TR*	$258,514,086
Chase Manhattan Bank Wrapper Contract 432711*	258,512,186
AIG Financial Products Company Wrapper Contract 541683*	258,513,735
CDC Capital Inc. Wrapper Contract 1203-02*	258,507,932
Marathon Oil Corporation Common Stock	183,302,163

* These investments are included in the Fund.

4. Cash with Interest Fund

The Fund investment option provides investments with guaranteed interest rates, while allowing for diversification. The Fund invests primarily in investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Fund comprised approximately 42 percent and 45 percent of total Plan investments at December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005 the Plan held SICs of $1,016,149,192 and $1,034,047,939, respectively, recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SIC's contract value. The underlying asset is valued at representative quoted market prices with the wrapper being valued at the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The remaining assets of $13,845,082 and $4,126,961 held by the Fund at December 31, 2006 and 2005 respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

The fair values of the SICs held within the Fund at December 31, 2006 and 2005 were $1,004,009,049 and $1,021,046,752 respectively, as determined based on the market values of the contracts' underlying securities plus any accrued income. The following presents the fair value, adjustment to contract value, and the major credit rating of each individual SIC held within the Fund at December 31, 2006 and 2005:

December 31, 2006	Fair Value	Adjustment to Contract Value	S&P* Credit Rating
Monumental Life Insurance Company Wrapper Contract MDA00178TR	$ 251,002,263	$ 3,035,708	AA
Chase Manhattan Bank Wrapper Contract 432711	251,002,262	3,035,478	AA-
AIG Financial Products Company Wrapper Contract 541683	251,002,262	3,035,343	AA
CDC Capital Inc. Wrapper Contract 1203-02	251,002,262	3,033,614	AAA
	$ 1,004,009,049	$ 12,140,143	

December 31, 2005	Fair Value	Adjustment to Contract Value	S&P* Credit Rating
Monumental Life Insurance Company Wrapper Contract MDA00178TR	$ 255,261,688	$ 3,252,398	AA
Chase Manhattan Bank Wrapper Contract 432711	255,261,688	3,250,498	AA-
AIG Financial Products Company Wrapper Contract 541683	255,261,688	3,252,047	AA
CDC Capital Inc. Wrapper Contract 1203-02	255,261,688	3,246,244	AAA
	$ 1,021,046,752	$ 13,001,187	

* Standard and Poors

The Fund portfolio's average yield for 2006 and 2005 was 4.33 percent and 4.07 percent, respectively. The portfolio's crediting rate at December 31, 2006 and 2005 was 4.32 percent and 3.94 percent, respectively. The crediting rate formula is used to convert market value changes in the underlying assets into income distributions. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to duration. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. Wrapper contracts provide a guarantee that the crediting rate will not fall below zero percent. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets.

A wrap issuer may terminate a wrap contract at any time. A wrap issuer may also terminate a wrap contract if FMTC investment management authority over the Fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (e.g. complete or partial termination of the plan, early retirement program, or the Plan's failure to qualify under Section 401 (a) or Section 401 (k) of the IRC). However, the plan administrator believes the occurrence of these types of events is not probable.

5. Related-Party Transactions

Shares of Marathon Oil Corporation common stock may be purchased directly from Marathon Oil Corporation or on the open market. During 2006, all shares of the Marathon Oil Corporation common stock were purchased on the open market.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the plan administrator by letter dated May 7, 2003, that the Plan, as amended, meets the requirements of Code Section 401(a), and is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

7. Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8. Accounting Standard Adopted

In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Nos. AAG Inv-1 and Statement of Position ("SOP") 94-4-1, "Reporting of "Fully Benefit-Responsive" Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans". This FSP amends the guidance in AICPA SOP 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", with respect to the definition of fully benefit-responsive and the presentation and disclosure of fully benefit-responsive investment contracts. The presentation and disclosure guidance of this FSP is effective for financial statements for plan years ending after December 15, 2006. The application of the revised definition of fully benefit-responsive is effective for financial statements for annual periods ending after December 15, 2006. As required, the Plan has adopted this FSP for the plan years ended December 31, 2006 and made the appropriate reclassifications in the December 31, 2005 statement of net assets available for benefits (see Note 4).

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Marathon Oil Corporation	Marathon Common Stock - 1,991,403 shares	$ 69,899,959	$ 185,462,337
	Investment Trust Shares			
*	Fidelity Fund	Investment Company - 8,831 shares	263,979	316,501
*	Fidelity Puritan Fund	Investment Company - 83,918 shares	1,572,337	1,675,845
*	Fidelity Trend Fund	Investment Company - 829 shares	40,281	53,198
*	Fidelity Select Computers	Investment Company - 4,018 shares	143,468	158,667
*	Fidelity Select Electronics	Investment Company - 17,307 shares	668,057	758,586
*	Fidelity Select Consumer Staples	Investment Company - 15,155shares	826,681	867,762
*	Fidelity Value Strategies	Investment Company - 1,896 shares	64,158	61,121
*	Fidelity Ginnie Mae Fund	Investment Company - 82,876 shares	907,786	892,572
*	Fidelity Magellan Fund	Investment Company - 747,811 shares	71,599,206	66,944,084
*	Fidelity Contrafund	Investment Company - 1,512,533 shares	86,432,758	98,617,137
*	Fidelity Equity-Income Fund	Investment Company - 94,045 shares	4,943,156	5,389,209
*	Fidelity Growth Company Fund	Investment Company - 1,084,838 shares	62,213,176	75,624,082
*	Fidelity Investment Grade Bond Fund	Investment Company - 319,365 shares	2,350,093	2,353,718
*	Fidelity Growth & Income Fund	Investment Company - 1,568,586 shares	53,777,787	48,861,464
*	Fidelity Select Software & Computer Services	Investment Company - 22,514 shares	1,302,957	1,476,256
*	Fidelity Intermediate Bond Fund	Investment Company - 622,338 shares	6,409,112	6,385,191
*	Fidelity Select Air Transportation	Investment Company - 8,249 shares	354,709	400,181
*	Fidelity Capital & Income Fund	Investment Company - 498,895 shares	4,210,143	4,435,179
*	Fidelity Value Fund	Investment Company - 354,858 shares	23,459,402	28,601,589
*	Fidelity Mortgage Securities	Investment Company - 9,004 shares	98,457	99,500
*	Fidelity Select Gold	Investment Company - 168,523 shares	5,619,511	6,151,103
*	Fidelity Select Biotechnology	Investment Company - 18,157 shares	994,811	1,179,487
*	Fidelity Select Energy Service	Investment Company - 78,779 shares	4,807,723	5,317,616
*	Fidelity Select Insurance	Investment Company - 10,973 shares	665,097	778,610
*	Fidelity Select Retailing	Investment Company - 3,804 shares	196,151	199,766

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Government Income Fund	Investment Company - 804,575 shares	$ 8,086,991	$ 8,077,934
*	Fidelity Cash Reserves	Investment Company - 1,620,348 shares	1,620,348	1,620,348
*	Fidelity Select Energy	Investment Company - 227,710 shares	10,127,631	11,109,974
*	Fidelity Select Leisure	Investment Company - 9,609 shares	728,924	760,898
*	Fidelity Select Healthcare	Investment Company - 19,085 shares	2,397,970	2,386,798
*	Fidelity Select Technology	Investment Company - 22,810 shares	1,374,225	1,548,561
*	Fidelity Select Utilities Growth	Investment Company - 14,019 shares	705,194	776,782
*	Fidelity Select Financial Services	Investment Company - 9,108 shares	1,041,682	1,080,494
*	Fidelity Select Defense & Aerospace	Investment Company - 80,295 shares	5,530,747	6,548,835
*	Fidelity Select Brokerage	Investment Company - 37,349 shares	2,715,089	2,766,840
*	Fidelity Select Chemical	Investment Company - 8,868 shares	571,190	592,266
*	Fidelity Independence Fund	Investment Company - 7,677 shares	149,699	168,590
*	Fidelity OTC Portfolio	Investment Company - 8,933 shares	253,809	369,465
*	Fidelity Overseas Fund	Investment Company - 22,289 shares	867,027	998,542
*	Fidelity Select Telecommunications	Investment Company - 12,718 shares	523,141	617,725
*	Fidelity Select Home Finance	Investment Company - 8,388 shares	478,096	417,296
*	Fidelity Leveraged Company Stock Fund	Investment Company - 572,721 shares	13,813,478	16,591,715
*	Fidelity Europe	Investment Company - 38,647 shares	1,386,661	1,521,150
*	Fidelity Pacific Basin Fund	Investment Company - 53,050 shares	1,355,507	1,450,912
*	Fidelity Real Estate Investment	Investment Company - 315,539 shares	9,697,169	11,476,152
*	Fidelity Balanced Fund	Investment Company - 1,991,085 shares	34,250,698	38,686,791
*	Fidelity International Discovery Fund	Investment Company - 281,874 shares	9,011,504	10,688,658
*	Fidelity Capital Appreciation Fund	Investment Company - 197,987 shares	5,057,436	5,367,425
*	Fidelity Convertible Securities Fund	Investment Company - 52,410 shares	1,131,152	1,327,542
*	Fidelity Canada	Investment Company - 321,252 shares	12,860,227	15,497,188
*	Fidelity Utilities Growth	Investment Company - 67,904 shares	1,140,618	1,281,342
*	Fidelity Blue Chip Growth Fund	Investment Company - 598,504 shares	26,694,709	26,519,719

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Asset Manager 50%	Investment Company - 426,358 shares	$ 7,048,755	$ 6,868,635
*	Fidelity Disciplined Equity Fund	Investment Company - 36,190 shares	1,018,852	1,050,233
*	Fidelity Low-Price Stock Fund	Investment Company - 2,134,835 shares	70,462,672	92,950,703
*	Fidelity Worldwide Fund	Investment Company - 65,332 shares	1,154,380	1,313,824
*	Fidelity Equity Income II Fund	Investment Company - 1,055,113 shares	25,472,598	25,575,929
*	Fidelity Stock Selector	Investment Company - 4,625 shares	109,326	128,727
*	Fidelity Asset Manager 70%	Investment Company - 505,808 shares	8,056,304	8,219,380
*	Fidelity Emerging Markets Fund	Investment Company - 459,896 shares	8,728,940	11,216,873
*	Fidelity Aggressive Growth Fund	Investment Company - 92,950 shares	1,560,326	1,802,303
*	Fidelity Diversified International Fund	Investment Company - 794,832 shares	25,036,237	29,369,035
*	Fidelity Asset Manager 20%	Investment Company - 337,561 shares	4,166,004	4,270,145
*	Fidelity Dividend Growth Fund	Investment Company - 148,845 shares	4,156,927	4,715,396
*	Fidelity New Markets Income Fund	Investment Company - 399,940 shares	5,686,505	5,919,113
*	Fidelity Export & Multinational Funds	Investment Company - 217,651 shares	4,428,297	5,001,619
*	Fidelity Focused Stock Fund	Investment Company - 1,479 shares	16,223	18,493
*	Fidelity Global Balanced Fund	Investment Company - 35,238 shares	738,668	762,192
*	Fidelity Aggressive International Fund	Investment Company - 44,740 shares	752,305	748,057
*	Fidelity Small Cap Independence	Investment Company - 65,544 shares	1,292,884	1,373,376
*	Fidelity Mid Cap Stock Fund	Investment Company -305,456 shares	7,353,754	8,900,988
*	Fidelity Large Cap Stock Fund	Investment Company - 48,058 shares	742,675	841,975
*	Fidelity Growth Discovery	Investment Company - 24,408 shares	270,625	313,640
*	Fidelity Small Cap Stock Fund	Investment Company - 274,754 shares	4,754,515	5,223,076
*	Fidelity Europe Capital Appreciation Fund	Investment Company - 115,208 shares	2,995,591	3,144,019
*	Fidelity Nordic Fund	Investment Company - 28,806 shares	982,983	1,151,958
*	Fidelity Asset Manager 85%	Investment Company - 44,510 shares	502,444	594,212
*	Fidelity Latin America Fund	Investment Company - 379,022 shares	13,183,715	16,953,673
*	Fidelity Japan Fund	Investment Company - 92,614 shares	1,559,387	1,580,917

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Southeast Asia Fund	Investment Company - 160,810 shares	$ 3,645,187	$ 4,422,269
*	Fidelity China Region Fund	Investment Company - 216,048 shares	4,298,307	5,297,491
*	Fidelity Select IT Services	Investment Company - 1,876 shares	31,582	32,129
*	Fidelity Select Medical Equipment & Systems	Investment Company - 121,889 shares	2,675,903	2,807,107
*	Fidelity Four-In-One Index Fund	Investment Company - 19,159 shares	488,738	565,563
*	Fidelity Japan Smaller Companies Fund	Investment Company - 128,086 shares	1,757,134	1,643,348
*	Fidelity Growth & Income II	Investment Company - 35,269 shares	343,514	394,312
*	Fidelity Strategic Income Fund	Investment Company - 591,062 shares	6,230,648	6,288,903
*	Fidelity Freedom Income Fund	Investment Company - 22,482 shares	252,113	259,447
*	Fidelity Freedom 2000 Fund	Investment Company - 154 shares	1,916	1,923
*	Fidelity Freedom 2010 Fund	Investment Company - 319,775 shares	4,436,500	4,675,110
*	Fidelity Freedom 2020 Fund	Investment Company - 490,196 shares	7,001,280	7,612,748
*	Fidelity Freedom 2030 Fund	Investment Company - 153,287 shares	2,206,553	2,457,184
*	Fidelity Small Cap Retirement Fund	Investment Company - 65,429 shares	959,952	1,048,826
*	Fidelity Spartan Total Market Index Fund	Investment Company - 276,189 shares	9,113,090	10,931,554
*	Fidelity Spartan Extended Market Index Fund	Investment Company - 76,500 shares	2,516,949	2,947,542
*	Fidelity Spartan International Index Fund	Investment Company - 107,684 shares	3,868,965	4,753,162
*	Fidelity Intermediate Gov't Income Fund	Investment Company - 10,327 shares	104,034	102,956
*	Fidelity High Income Fund	Investment Company - 284,036 shares	2,497,178	2,573,370
*	Fidelity Fifty	Investment Company - 87,953 shares	1,814,937	2,037,003
*	Fidelity Select Automotive	Investment Company - 2,881 shares	94,336	111,297
*	Fidelity Select Multimedia	Investment Company - 1,851 shares	83,746	88,552
*	Fidelity Select Medical Delivery	Investment Company - 58,683 shares	2,838,903	2,859,049
*	Fidelity Select Paper & Forest Products	Investment Company - 2,274 shares	65,482	73,865
*	Fidelity Select Banking	Investment Company - 11,109 shares	405,082	378,051
*	Fidelity Select Industrial Materials	Investment Company - 11,888 shares	512,827	562,770
*	Fidelity Select Industrial Equipment	Investment Company - 5,717 shares	170,735	176,931
*	Fidelity Select Construction & Housing	Investment Company - 26,606 shares	1,147,080	1,186,346

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Select Transportation	Investment Company - 21,453 shares	$ 974,923	$ 1,075,010
*	Fidelity Select Natural Gas	Investment Company - 199,610 shares	7,191,384	7,527,304
*	Fidelity Select Natural Resources	Investment Company - 122,155 shares	3,039,233	3,403,233
*	Fidelity Select Industrials	Investment Company - 9,991 shares	195,238	204,518
*	Fidelity Select Environmental Services	Investment Company - 6,742 shares	116,275	116,502
*	Fidelity Select Consumer Industries	Investment Company - 32395,022 shares	92,890	88,952
*	Fidelity Select Communications Equipment	Investment Company - 8,149 shares	142,047	166,737
*	Fidelity Select Pharmaceutical	Investment Company - 38,411 shares	400,885	414,454
*	Fidelity Retirement Money Market	Investment Company - 2,350,525 shares	2,350,525	2,350,525
*	Fidelity Retirement Govt. Money Market	Investment Company - 30,893,546 shares	30,893,546	30,893,546
*	Fidelity Spartan U.S. Equity Index Fund	Investment Company - 934,449 shares	36,857,795	46,890,655
*	Fidelity US Bond Index Fund	Investment Company - 211,413 shares	2,323,107	2,295,944
*	Fidelity Large Cap Value Fund	Investment Company - 178,054 shares	2,515,415	2,663,689
*	Fidelity Freedom 2040 Fund	Investment Company - 186,696 shares	1,597,905	1,769,876
*	Fidelity Mid Cap Value Fund	Investment Company - 30,885 shares	487,670	514,849
*	Fidelity Large Cap Growth Fund	Investment Company - 54,972 shares	608,822	644,827
*	Fidelity US Equity Index Fund	Investment Company - 32,465 shares	1,195,351	1,474,238
*	Fidelity Mid Cap Growth Fund	Investment Company - 31,845 shares	440,220	444,875
*	Fidelity Inflation-Protected Bond Fund	Investment Company - 36,138 shares	392,017	386,312
*	Fidelity Floating Rate High Income	Investment Company - 142,479 shares	1,416,121	1,417,669
*	Fidelity Total Bond Fund	Investment Company - 37,353 shares	391,803	390,338
*	Fidelity Value Discovery Fund	Investment Company - 73,300 shares	1,215,250	1,281,283
*	Fidelity Real Estate Income	Investment Company - 26,568 shares	315,857	317,483
*	Fidelity Select Networking & Infrastructure	Investment Company - 352,288 shares	826,914	870,152
*	Fidelity Select Wireless	Investment Company - 264,846 shares	1,514,360	1,853,921
*	Fidelity Blue Chip Value	Investment Company - 37,268 shares	532,762	551,570
*	Fidelity Nasdaq Composite Index	Investment Company - 4,364 shares	137,736	141,627

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Freedom 2005	Investment Company - 95,671 shares	$ 1,126,090	$ 1,110,739
*	Fidelity Freedom 2015 Fund	Investment Company - 205,426 shares	2,442,285	2,506,201
*	Fidelity Freedom 2025 Fund	Investment Company - 117,038 shares	1,461,190	1,494,576
*	Fidelity Freedom 2035 Fund	Investment Company - 38,414 shares	492,207	506,679
*	Fidelity Strategic Dividend & Income Fund	Investment Company - 55,843 shares	716,388	726,516
*	Fidelity Focused High Income	Investment Company - 6,379 shares	63,786	65,128
*	Fidelity International Real Estate Fund	Investment Company - 193,566 shares	2,955,178	3,207,383
*	Fidelity Small Cap Growth	Investment Company - 19,014 shares	263,939	274,750
*	Fidelity Small Cap Value Fund	Investment Company - 94,429 shares	1,280,288	1,322,001
*	Fidelity International Small Cap Opportunities	Investment Company - 92,685 shares	1,291,463	1,463,494
	Janus Worldwide Fund	Investment Company - 53,642 shares	3,135,213	2,706,795
	Neuberger Berman Guardian Fund Trust	Investment Company - 6,835 shares	86,739	101,568
	Scudder International Fund	Investment Company - 6,351 shares	300,451	392,012
	Domini Social Equity Fund	Investment Company -1,354 shares	37,329	45,243
	Rainier Small/Mid Cap Equity Portfolio	Investment Company - 37,739 shares	1,346,754	1,383,871
	Scudder Global Discovery	Investment Company - 10,522 shares	414,428	447,306
	American Century Ultra Fund	Investment Company - 22 shares	667	603
	American Advantage Balanced Fund	Investment Company - 64,904 shares	894,278	926,186
	American Adv Large Cap Value Fund	Investment Company - 189,420 shares	3,928,071	4,314,984
	AMR International Equity Fund	Investment Company - 409 shares	6,318	9,657
	PIMCO Total Return Fund-Adm. Class	Investment Company - 579,019 shares	6,104,578	6,010,213
	Templeton Foreign Smaller Companies Fund	Investment Company - 39,210 shares	796,782	821,061
	Morgan Stanley Large Cap Growth B	Investment Company - 10,594 shares	170,000	211,353
	Mutual Discovery Fund A	Investment Company - 154,690 shares	4,045,254	4,663,906
	Baron Growth Fund	Investment Company - 293,962 shares	12,882,800	14,662,840
	Baron Asset Fund	Investment Company - 42,178 shares	2,332,510	2,522,247
	Calvert New Vision Small Cap Fund	Investment Company - 5,528 shares	97,721	91,211

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Calvert SIF Balanced A	Investment Company - 4 shares	$ 118	$ 118
	Calvert SIF Bond A	Investment Company - 17,307 shares	270,626	273,628
	Calvert Capital Accumulation A	Investment Company - 543 shares	12,610	13,712
	Loomis Small Cap Value R	Investment Company - 8,191 shares	225,649	215,179
	FMA Small Company Portfolio	Investment Company - 35,640 shares	763,841	751,996
	FPA Crescent Portfolio	Investment Company - 407,520 shares	9,952,588	10,758,535
	Rice, Hall, James Micro Cap Portfolio	Investment Company - 135,209 shares	2,740,361	2,737,988
	Ariel Fund	Investment Company - 110,225 shares	5,301,383	5,710,734
	Ariel Appreciation Fund	Investment Company - 118,667 shares	5,029,149	5,735,172
	Leman Brothers Core Bond Fund	Investment Company - 9,866 shares	99,681	97,277
	Alger MidCap Growth Institutional	Investment Company - 25,657 shares	370,487	434,369
	Franklin Small Mid Cap Growth Fund A	Investment Company - 14,200 shares	483,097	536,341
	Janus Fund	Investment Company - 527,397 shares	17,266,198	14,840,943
	Janus Twenty Fund	Investment Company - 72,189 shares	4,159,283	3,942,957
	Templeton Foreign Fund	Investment Company - 2,298,215 shares	25,030,579	31,347,652
	Morgan Standley Global Value Equity B	Investment Company - 8,622 shares	137,953	172,695
	Morgan Standley Fixed Income Portfolio Adviser Class	Investment Company - 42,345 shares	484,657	477,223
	Morgan Standley High Yield Portfolio Adviser Class	Investment Company - 12,784 shares	133,243	135,639
	Morgan Standley Mid Cap Growth Adviser Class	Investment Company - 5,276 shares	124,785	140,245
	Morgan Standley Value Adviser Class	Investment Company - 12,744 shares	230,734	227,096
	Morgan Standley Small Company Growth B	Investment Company - 12,367 shares	150,011	156,198
	Morgan Standley Emerging Markets B	Investment Company - 62,763 shares	1,641,513	1,814,492
	Mutual Shares Fund A	Investment Company - 111,481 shares	2,600,637	2,888,460
	Managers Special Equity Fund	Investment Company - 4,654 shares	379,945	386,104
	Neuberger Berman Focus Fund Trust Class	Investment Company - 12,224 shares	314,626	282,856
	Neuberger Berman Genesis Fund Trust Class	Investment Company - 236,100 shares	10,415,739	11,269,048
	Neuberger Berman Partners Trust	Investment Company - 65,559 shares	1,437,014	1,572,113

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
Neuberger Berman Socially Responsive	Investment Company - 13,876 shares	$ 225,222	$ 246,999
Oakmark Select I	Investment Company - 5,313 shares	181,682	177,878
Oakmark Fund I	Investment Company - 3,102 shares	142,788	142,453
Allianz CCM Captial Appreciation Fund	Investment Company - 22,684 shares	386,045	437,795
Allianz CCM Mid-Cap Fund	Investment Company - 15,275 shares	340,058	384,008
PIMCO Global Bond Fund-Admin Class	Investment Company - 51,490 shares	504,801	504,605
PIMCO High Yield-Admin Class	Investment Company - 182,465 shares	1,768,706	1,804,578
PIMCO Low Duration Administration	Investment Company - 20,910 shares	206,616	207,217
PIMCO Long Term US Gov't-Administrative	Investment Company - 72,561 shares	791,243	769,877
Wells Fargo Advantage Opportunity Investor	Investment Company - 5,097 shares	189,972	212,242
Templeton Developing Markets Trust A	Investment Company - 92,925 shares	1,960,397	2,627,922
Templeton Growth Fund A	Investment Company - 120,793 shares	2,791,268	3,099,545
Templeton Global Bond A	Investment Company - 209,227 shares	2,239,684	2,311,958
Templeton World Fund A	Investment Company - 122,322 shares	2,205,741	2,375,499
USAA Cornerstone Strategy Fund	Investment Company -14,213 shares	379,973	379,205
USAA Income Fund	Investment Company - 55,207 shares	677,340	668,559
AIM Constellation Fund A	Investment Company - 6,795 shares	145,152	178,162
Credit Suisse Capital Appr. Fund Common	Investment Company - 8,079 shares	131,057	143,483
Credit Suisse Mid Cap Growth Fund	Investment Company - 1,036 shares	31,481	35,041
RS Emerging Growth Fund	Investment Company - 3,367 shares	96,584	120,069
Artisan International Fund	Investment Company - 48,368 shares	1,353,754	1,402,189
Morgan Standley International Equity B	Investment Company - 3,553 shares	80,372	72,474
Morgan Standley Inst. Large Cap Relative Value	Investment Company -19,240 shares	193,602	234,345
AIM Global Aggressive Growth Fund A	Investment Company - 22,707 shares	493,400	535,897
Managers Bond Fund	Investment Company - 102,554 shares	2,509,006	2,548,459
Managers Capital Appreciation Fund	Investment Company - 1,661 shares	44,367	48,482

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Managers Value Fund	Investment Company - 5,226 shares	$ 151,068	$ 146,220
	RS Smaller Company Growth Fund	Investment Company - 11,273489 shares	245,245	237,860
	TCW Galileo Select Equity N	Investment Company - 6,349 shares	115,482	118,282
	Credit Suisse Large Cap Value A	Investment Company - 10,426 shares	197,416	190,476
	AIM Basic Value A	Investment Company - 436 shares	15,434	15,953
	Legg Mason Value Trust	Investment Company - 3,614 shares	270,888	286,776
	Neuberger Berman Fasciano Fund	Investment Company - 452 shares	18,835	19,045
	Artisan Mid Vap Investor	Investment Company - 100 shares	3,173	3,056
	The Oatmark Equity & Income Fund	Investment Company - 82,255 shares	2,148,019	2,128,771
	Wells Fargo Advantage Small Cap Value	Investment Company - 51,365 shares	1,610,640	1,599,001
	Van Kampen Growth and Income Fund	Investment Company - 5,814 shares	124,087	128,362
	Lord Abbett Affiliated Fund-Class A	Investment Company - 16,050 shares	238,410	245,240
	DWS-Dreman High Return Equity Fund	Investment Company - 1,646 shares	76,085	84,530
	Van Kampen Equity and Income Fund	Investment Company - 55,500 shares	488,237	506,160
	AIM Mid Cap Core Equity A	Investment Company - 347 shares	10,037	9,041
	Western Asset Core Bond	Investment Company - 6,540 shares	74,388	74,159
	Vanguard Windsor Admiral	Investment Company - 1,247,577 shares	69,116,751	78,472,586
	Baron Small Cap Fund	Investment Company - 8,856 shares	207,874	202,175
	Artisan Mid Cap Value Fund	Investment Company - 24,045 shares	470,633	485,234
	Wells Fargo C&B Mid Cap Value	Investment Company - 7,155 shares	167,039	159,055
	PIMCO Real Return Bond - Administrative Class	Investment Company - 20,413 shares	221,464	217,403
	Smith Barney Aggressive Growth Fund	Investment Company - 729 shares	81,880	84,282
	Neuberger Berman High Income Bond	Invesment Company - 291 shares	2,638	2,676
	Allianz NFJ Small Cap Value Fund	Investment Company - 19,222 shares	604,637	600,689
	Wells Fargo Small Company Value Fund	Investment Company - 6,278 shares	98,775	99,250
	RS Partners Fund	Investment Company - 29,017 shares	1,016,594	1,017,037
	AllianceBernstein Small/Mid Cap Value Fund	Investment Company - 155 shares	2,486	2,525

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Columbia Acorn Select Fund	Investment Company - 25,436 shares	$ 619,070	$ 676,337
	Columbia Conservative High Yield Z	Investment Company - 55 shares	461	465
	CRM Mid Cap Value	Investment Company - 25,052 shares	731,082	737,020
	American Century Large Company Value	Investment Company - 36,199 shares	257,099	274,391
	American Century Small Company-Investor Class	Investment Company - 32,359 shares	335,666	319,711
	Neuberger Berman International Fund -Trust Class	Investment Company - 36,154 shares	939,786	971,827
	Artisan Small Cap Fund	Investment Company - 5,799 shares	108,329	105,548
	Smith Barney Large Capital Growth A	Investment Company - 5,931 shares	128,623	142,159
	Royce Total Return	Investment Company - 5,571 shares	71,819	75,821
	American Century Vista Investor	Investment Company - 8 shares	124	134
	Royce Opportunity Fund-FI Class	Investment Company - 24,454 shares	323,119	313,504
	Lord Abbett Small-Cap Blend Fund-Class A	Investment Company - 6,781 shares	122,342	114,873
	Wells Fargo Advantage Mid Cap Disciplined	Investment Company - 11,072 shares	248,708	251,661
	RS Value Fund	Investment Company - 12,295 shares	314,191	337,260
	Royce Value Plus Fund - Investor Class	Investment Company - 198,613 shares	2,648,113	2,798,460
	Phoenix Mid Cap Value Fund-Class A	Investment Company - 16,359 shares	393,221	412,567
	Neuberger Berman Regency Trust	Investment Company - 189 shares	2,790	2,989
	Loomis Growth A	Investment Company - 12,910 shares	82,523	78,492
	Constellation Sands Cap Growth	Investment Company - 5,549 shares	40,465	43,114
	Western Asset Core Plus Bond	Investment Company - 2,047 shares	21,525	21,577
	Hartford Growth Y	Investment Company - 823 shares	15,468	14,906
	Hartford International Capital Appreciation Fund	Investment Company - 6,142 shares	87,009	91,708
	Hartford Small Cap Growth Y	Investment Company - 241 shares	7,719	7,795
	AIM Diversified Dividend	Investment Company - 815,777 shares	10,200,800	11,135,359

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value	
	Cash with Interest Contract Carriers				
	CDC Capital Inc.	Actively Managed Global Wrap**		3,033,614	
	Wrapper Contract 1203-02; 4.46%	Fair Market Value		251,002,262	***
	Total Contract Value		$ 254,035,876	$ 254,035,876	
	Chase Manhattan Bank	Actively Managed Global Wrap**		3,035,478	
	Wrapper Contract 432711; 4.46%	Fair Market Value		251,002,262	***
	Total Contract Value		254,037,740	254,037,740	
	Monumental Life Insurance	Actively Managed Global Wrap**		3,035,708	
	Wrapper Contract MDA00178TR; 4.54%	Fair Market Value		251,002,263	***
	Total Contract Value		254,037,971	254,037,971	
	AIG Financial Products Co.	Actively Managed Global Wrap**		3,035,343	
	Wrapper Contract 541683; 4.47%	Fair Market Value		251,002,262	***
	Total Contract Value		254,037,605	254,037,605	
*	Fidelity Management Trust Company Variable interest rate - 4.33% as of 12/31/06	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	13,845,082	13,845,082	
*	Fidelity Management Trust Company Interest rates range from 4.00%-8.25% due 1/1/07 - 12/31/2011	Loans to Plan Participants	-	35,304,841	
	Totals		$2,201,324,557	$2,471,696,962	

* Indicates party-in-interest.

** A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

*** Pages 23 thru 45 list the fair value of each underlying investment of the SICs'. Each SIC owns approximately a 25 percent interest in the total fair value of the Fund.

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	(CASH)	**Actively Managed Global Wrap Underlying Investments**	$ -	$ (718,332)
	ARGF 05-1A A1 4.02% 4/09			2,806,825
	ARGF 05-2A A1 4.54% 5/09			2,074,051
	ACCR 03-2 A1 4.23% 10/33			685,701
	ACCR 03-3 A1 4.46% 12/33			641,759
	ACE 03-HS1 M1 1ML+75 6/33			150,812
	ACE 03-NC1 M1 1ML+78 7/33			321,653
	ACE 03-HE1 M1 1ML+65 11/3			350,449
	ACE 04-FM1 M1 1ML+60 9/33			275,438
	ACE 02-HE1 M1 1ML+65 6/32			365,559
	ABCMT 2006-A3 A3 5.3 5/12			5,034,321
	AMER EXP TRV 5.25 11 144A			3,417,321
	AGFC SR MTN 2.75% 6/15/08			48,324
	AGFC SR MTN 4.625 5/15/09			1,945,587
	AMCAR 04-1 B 3.7 1/09			72,705
	AMCAR 04-CA A4 3.61% 5/11			511,283
	AMCAR 04-DF A4 3.43 7/11			1,333,066
	AMCAR 05-CF A4 4.63 6/12			2,371,969
	AMCAR 06-1 A3 5.11 10/10			955,823
	AMCAR 06-1 B 5.2 3/11			125,267
	AMCAR 2006-AF A3 5.56 9/1			1,544,085
	AMCAR 06-BG A3 5.21 10/11			597,143
	AMCAR 06-BG A4 5.21% 9/13			1,188,693
	AMSI 04-R2 M1 1ML+43 4/34			225,256
	AMSI 04-R2 M2 1ML+48 4/34			175,201
	ABSHE 03-HE6 M1 1ML+65 11			700,265
	ABSHE 04-HE3 M1 1ML+54 6/			251,335

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	ASSOC-NA GLBL 6.25 11/01/	**Actively Managed Global Wrap Underlying Investments**	$ -	$ 1,646,328
	BACM 04-6 XP CSTR 12/42			209,264
	BACM 05-1 A2 4.64% 11/42			2,388,454
	BACM 2003-2 A2 4.342 3/41			2,188,457
	BACM 04-2 A2 3.52% 11/38			1,756,570
	BACM 04-2 A3 4.05% 11/38			3,806,911
	BACM 05-3 A3B CSTR 7/43			1,591,178
	BACM 05-3 XP CSTR 7/43			481,485
	BACM 04-4 A3 4.128% 7/42			1,156,122
	BACM 05-4 A1 4.432 7/45			1,263,110
	BACM 04-5 XP CSTR 11/41			317,067
	BACM 05-4 XP CSTR 7/45			139,279
	BACM 05-5 A1 4.716 8/10			1,682,488
	BACM 05-5 XP CSTR 10/45			169,016
	BACM 05-6 A1 5.001 9/47			1,004,040
	BOAMS 05-E 2A7 CSTR 6/35			1,080,362
	BACM 06-6 XP CSTR 10/45			643,982
	BACM 2006-4 A1 CSTR 5/11			338,500
	BACM 2006-4 XP CSTR 7/46			1,064,025
	BACM 06-5 A1 5.185% 7/11			550,126
	BANKAMER 7.8 2/15/10 GLBL			5,295,786
	BANK ONE TEXAS 6.25 2/15/			397,968
	BANK ONE GLBL 6 8/01/08 D			1,218,905
	BOIT 04-B2 B2 4.37% 4/12			2,358,045
	BAYERISCHE LAND 5.65 2/01			3,294,473
	BAYC 04-1 A 1ML+36 4/34			813,845
	BAYC 04-1 M1 1ML+56 4/34			58,179

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	BAYC 04-2 A 1ML+43 8/34	Actively Managed Global Wrap Underlying Investments	$ -	$ 876,920
	BAYC 04-2 M1 1ML+58 8/34			284,587
	BAYC 04-3 M1 1ML+50 1/35			182,772
	BAYV 04-C A1 1ML+42 5/44			786,303
	BSCMS 04-ESA A3 4.741 5/1			1,358,482
	BSCMS 04-ESA B 4.888 5/16			611,754
	BSCMS 04-ESA C 4.937 5/16			2,081,299
	BSCMS 04-ESA D 4.986 5/16			249,238
	BSCMS 04-ESA E 5.064 5/16			3,595,634
	BSCMS 04-PWR5 A2 4.254 7/			1,085,815
	BSCMS 04-PWR5 X2 CSTR 7/4			281,057
	BSCMS 04-T16 A3 4.03 2/46			2,610,220
	BSCMS 03-PWR2 A3 4.83 5/3			785,774
	BSCMS 03-T12 X2 CSTR 8/39			84,355
	BSCMS 04-PWR6 X2 CSTR 11/			178,870
	BSARM 05-6 1A1 CSTR 8/35			2,116,929
	BSCMS 05-PWR9 A1 4.498 9/			1,975,600
	BSCMS 05-T20 A1 4.94 10/4			1,798,685
	BSCMS 06-PW13 A1 5.294 09			2,206,987
	BRHEA 05-4 A5 4.91 12/40			996,398
	BRHEA 06-A A2R 5.03 12/41			2,661,925
	CITEC 05-VT1 A4 4.36 11/1			356,433
	CITEC 06-VT1 A2 5.13 3/08			1,260,281
	CITEC 06-VT2 A4 5.05 4/20			1,918,215
	CNH 05-B A3 4.27 1/10			2,358,680
	CPS 06-A 1A2 5.22 1/10			461,942
	COMM 05-C6 XP CSTR 6/44			218,392

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	CNH 06-B A3 5.2% 6/10	Actively Managed Global Wrap Underlying Investments	$ -	$ 1,512,994
	CPS 06-C A3 5.14% 1/11			561,234
	CWL 03-SD3 A1 1ML+42 12/3			28,382
	CWL 04-3 M1 1ML+50 6/34			251,374
	CWL 04-4 A 1ML+37.5 8/34			101,767
	CWHL 02-25 2A1 5.5 11/17			458,736
	CARAT 06-1 A3 5.03 10/09			409,609
	CARAT 2006-SN1A A3 5.31 1			1,587,724
	CARAT 2006-SN1A A4A 5.32			1,804,963
	CARAT 2006-SN1A B 5.5 4/1			170,657
	COAFT 05-BSS B 4.32 5/10			1,155,147
	COAFT 05-C A4A 4.71 6/12			2,682,331
	COMET 04-B6 B6 4.155 7/12			1,952,855
	COPAR 05-1 B 4.58 8/15/12			1,489,914
	COAFT 2006-CA 5.07% 7/11			1,458,947
	COPAR 06-2 A4 4.94% 7/12			1,277,645
	CTCDO 04-1A A2 1ML+45 7/3			541,909
	CTCDO 04-1A B 1ML+75 7/39			282,694
	CFAT 2006-A A3 5.57% 5/10			1,501,253
	CFAT 2006-A A4 5.62% 8/11			2,917,657
	AESOP 05-1A A1 3.95% 4/08			1,575,982
	CHAIT 05-B2 B2 4.52 12/10			10,478,793
	CITIGROUP GLBL 3.625 2/09			2,954,183
	CCCIT 05-B1 B1 4.4 9/10			5,771,738
	CCCIT 06-B2 B2 5.15% 3/11			2,252,088
	CGCMT 04-C2 XP CSTR 10/41			267,007
	CGCMT 05-EMG A2 4.2211 9/			788,061

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	CWCI 06-C1 A2 5.122 8/15/	Actively Managed Global Wrap Underlying Investments	$ -	$ 1,756,131
	COMM 99-1 A2 6.455 5/32			2,079,702
	COMM 06-C8 A1 5.11% 12/46			1,199,202
	COMM 06-C8 XP CSTR 12/46			1,767,691
	COMM 04-HTL1 B 1ML+45 7/1			4,535
	COMM 04-HTL1 D 1ML+55 7/1			10,494
	COMM 04-HTL1 E 1ML+75 7/1			7,474
	COMM 04-HTL1 F 1ML+80 7/1			41,736
	COMM 04-LB4A XP CSTR 10/3			508,997
	COMM 05-LP5 A2 4.63 5/43			2,165,313
	COMM 05-LP5 XP CSTR 5/43			200,948
	CMAC 98-C2 B CSTR 9/30			2,841,180
	CMAT 99-C1 A3 6.64 1/32			570,746
	CPS 2006-B A3 5.73% 6/16			941,811
	CPS 2006-B A4 5.81% 6/15			1,120,067
	CPS 06-D A3 5.157% 05/11			1,694,493
	CPS 06-D A4 5.115% 08/13			2,092,055
	CSFB 99-C1 A2 7.29 9/41			3,856,022
	CSFB 00-C1 A2 7.545 4/62			4,147,357
	CSFB 01-CK3 A3 6.4 6/34			721,908
	CSFB 2002-CP5 A1 4.106 12			1,729,981
	CSFB 03-C5 A3 4.429 12/36			1,757,334
	CSFB 03-C4 A3 CSTR 8/36			1,034,207
	CSFB 2004-C1 A2 3.516 1/3			2,358,275
	CSFB 04-C1 A3 4.321 1/37			907,190
	CSFB 04-C4 ASP CSTR 10/39			286,226
	CSMC 06-C5 ASP CSTR 12/39			1,437,745

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	CSFB 05-C1 ASP CSTR 2/38	**Actively Managed Global Wrap Underlying Investments**	$ -	$ 231,917
	CSFB 05-C2 ASP CSTR 4/37			307,600
	CCI 05-1A B 4.878% 6/35			857,890
	DLJCM 99-CG1 A1B 6.46 3/3			1,880,431
	DLJCM 00-CF1 A1B 7.62 6/3			1,540,211
	DCAT 2006-C A4 4.98 11/11			1,671,184
	DCAT 06-D A3 4.98% 02/11			1,310,651
	DRT 00-1A A2 6.971% 3/10			892,517
	DRIVE 05-3 A3 4.99 10/10			2,145,630
	DRIVE 06-2 A-3 5.33% 4/14			1,837,512
	DRIVE 06-1 A3 5.49% 5/11			1,211,605
	DRVT 2006-A A3 5.501 11/1			1,258,915
	DRVT 2006-B A2 5.32% 3/10			2,290,403
	DRVT 2006-B A3 5.23% 8/12			1,298,010
	FHLG 5.00 5/14 #E77225			20,504
	FHLG 5.00 6/14 #E77373			133,007
	FHLM ARM 4.889 3/3 847126			64,259
	FHLM ARM 3.94 3/34 1B1568			1,085,582
	FHLM ARM 4.314 12/ 1B2670			214,622
	FHLM ARM 4.106 12/ 1B2699			125,388
	FHLM ARM 4.22 2/35 1B2747			1,143,572
	FHLM ARM 4.63 3/35 1B2811			785,791
	FHLM ARM 4.497 6/3 1B2907			265,617
	FHLM ARM 4.307 5/3 847408			279,710
	FHLG 7.50% 7/34 #G02115			2,951,510
	FHLM ARM 4.55 2/35 1G0068			319,162
	FHLM ARM 4.401 2/3 1G0103			534,152

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FHLM ARM 4.37 3/35 1G0125	Actively Managed Global Wrap Underlying Investments	$ -	$ 289,380
	FHLM ARM 4.444 3/3 1G0133			197,434
	FHLM ARM 4.504 3/3 1G0145			199,998
	FHLM ARM 4.941 11/ 1J1228			740,516
	FHLM ARM 5.26 1/36 1J1274			740,457
	FHLM ARM 4.93 9/35 1K1215			710,256
	FHLM ARM 5.034 4/3 1N0002			889,373
	FHLM ARM 5.37 12/3 1N0106			821,725
	FHLM ARM 5.62 12/3 1N0117			1,160,479
	FHLM ARM 6.53 8/36 1N0187			2,716,994
	FHLM ARM 6.67 10/3 1G2538			925,220
	FHLM ARM 5.34 6/35 1L0097			539,780
	FHLM ARM 4.40 8/35 1L1225			3,066,593
	FHLM ARM 5.885 6/3 1L1275			345,147
	FHLM ARM 4.83 11/3 1Q0166			981,086
	FHLM ARM 5.676 4/3 789284			24,201
	FHR 2358 PD 6% 9/16			571,157
	FHR 1624 J 6 12/08			917,886
	FHLB 4.5% 10/14/08			8,231,704
	FHLM ARM 4.819 10/ 1B0610			21,680
	FHR 2417 EH 6% 2/17			459,372
	FHR 2394 KD 6% 12/16			810,556
	FHLM ARM 4.441 2/3 781229			163,471
	FHLM ARM 4.28 3/34 781344			1,081,101
	FHLM ARM 4.13 12/3 782916			189,219
	FHLM ARM 4.232 1/3 782988			528,585
	FHLM ARM 4.434 2/3 783032			363,450

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FHLM ARM 4.307 3/3 783067	Actively Managed Global Wrap Underlying Investments	$ -	$ 155,841
	FNR 93-71 PL 6.5 5/08			1,776,307
	FNMA 5.25% 1/15/09			19,566,952
	FNMA 6.375% 6/15/09			1,691,485
	FNMA 6.625% 9/15/09			15,953,679
	FNMA 3.375% 12/15/08			40,004,500
	FNMA 3.25% 2/15/09			9,385,370
	FNMA 5% 9/15/08			5,468,427
	FNMA 7.00 8/07 #251207			1,681
	FNMA 7.00 11/14 #252920			9,738
	FNMA 7.00 2/15 #253033			1,312,602
	FNMA 7.00 9/15 #253430			8,753
	FNMA ARM 4.25 2/35 255658			147,718
	FNMA 6.50 11/11 #323141			373,678
	FNMA 6.50 10/13 #323321			2,019,572
	FNMA 6.50 6/14 #323794			792,398
	FNMA 7.00 5/11 #344534			22,892
	FNMA 7.00 5/13 #429018			10,588
	FNMA 6.50 5/14 #492067			51,999
	FNMA 7.00 11/15 #517934			9,443
	FNMA 7.00 4/15 #532552			3,761
	FNMA 7.00 3/08 #535395			4,708
	FNMA 7.00 1/16 #535675			80,299
	FNMA 7.00 6/17 #545928			85,622
	FNMA 6.50 12/13 #545950			187,098
	FNMA 7.00 8/15 #549589			7,212
	FNMA ARM 4.305 8/3 555696			250,276

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA 6.50 6/15 #555720	Actively Managed Global Wrap Underlying Investments	$ -	$ 371,767
	FNMA 7.00 10/15 #556250			6,296
	FNMA 7.00 8/16 #599824			32,592
	FNMA 6.50 7/16 #613007			35,189
	FNMA 7.00 1/17 #626726			170,071
	FNMA 7.00 3/17 #635939			81,878
	FNMA 7.00 3/17 #638317			111,911
	FNMA ARM 4.710 10/ 648938			21,883
	FNMA 7.00 10/17 #665372			31,647
	FNMA ARM 4.732 10/ 668509			33,531
	FNMA ARM 4.925 12/ 677026			13,957
	FNR 02-18 PE 5.5 6/16			3,780,742
	FNR 02-50 LE 7% 12/29			43,403
	FNR 2002-56 MC 5.5% 9/17			653,770
	FNR 03-23 AB 4% 3/17			1,641,037
	FHR 2508 UL 5 12/16			790,220
	FNR 03-24 PB 4.5 12/12			1,483,812
	FNR 2004-7 J 4% 7/17			2,986,897
	FNMA ARM 3.828 4/3 688969			371,609
	FNMA ARM 4.646 1/3 689554			81,569
	FNMA ARM 4.708 2/3 693344			24,917
	FNMA ARM 4.318 3/3 694530			73,424
	FNMA ARM 4.801 2/3 695019			168,386
	FNMA ARM 4.292 3/3 701296			146,006
	FNMA ARM 3.984 5/3 703915			45,127
	FNMA 6.50 3/18 #705791			124,748
	FNMA ARM 4.079 4/3 708221			47,792

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 4.351 6/3 720921	Actively Managed Global Wrap Underlying Investments	$ -	$ 66,558
	FNMA ARM 4.903 5/3 720928			9,078
	FNMA ARM 3.878 6/3 723633			514,017
	FNMA ARM 3.836 6/3 723760			106,119
	FNMA ARM 5.12 1/34 725109			108,419
	FNMA ARM 4.862 9/3 725855			215,708
	FNMA ARM 4.832 8/3 725858			121,754
	FNMA ARM 4.409 10/ 725968			658,887
	FNMA 4.00 8/18 #728852			2,043,661
	FNMA ARM 5.229 8/3 735030			174,204
	FNMA ARM 4.115 2/3 735343			73,518
	FNMA ARM 4.162 2/3 735345			188,697
	FNMA ARM 4.587 2/3 735355			1,911,277
	FNMA ARM 4.493 8/3 735360			389,504
	FNMA ARM 4.62 2/35 735433			534,141
	FNMA ARM 4.53 3/35 735448			419,291
	FNMA ARM 4.319 5/3 735538			155,578
	FNMA ARM 4.177 3/3 735545			548,982
	FNMA ARM 4.763 6/3 735689			1,017,264
	FNMA ARM 4.402 10/ 735934			1,232,602
	FNMA ARM 4.898 10/ 745060			314,687
	FNMA ARM 4.99 11/3 745064			7,451,945
	FNMA ARM 4.858 10/ 745231			509,176
	FNMA ARM 3.941 6/3 745335			820,919
	FNMA ARM 5.51 4/36 745672			781,270
	FNMA ARM 4.64 9/35 745773			671,926
	FNMA ARM 5.541 11/ 745972			945,338

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 3.753 10/ 746320	Actively Managed Global Wrap Underlying Investments	$ -	$ 127,984
	FNMA ARM 4.155 7/3 747270			587,587
	FNMA ARM 4.055 10/ 749296			102,329
	FNMA ARM 4.358 10/ 754672			54,323
	FNMA ARM 3.752 10/ 755148			140,680
	FNMA ARM 4.294 1/3 759264			158,785
	FNMA ARM 3.750 1/3 761058			126,898
	FNMA ARM 3.826 10/ 763199			1,477,316
	FNMA ARM 4.250 1/3 765659			183,314
	FNMA ARM 4.25 2/34 765660			149,313
	FNMA ARM 4.30 1/34 766886			867,344
	FNMA ARM 4.057 5/3 768224			44,616
	FNMA ARM 4.368 2/3 769940			291,988
	FNMA ARM 3.83 1/35 773220			104,274
	FNMA ARM 3.98 1/35 773221			144,404
	FNMA ARM 4.12 2/35 773243			194,325
	FNMA ARM 4.455 3/3 773281			192,019
	FNMA 15YR 6.00% 1/22 #TBA			328,514
	FNMA ARM 4.51 7/34 780280			508,158
	FNMA ARM 3.939 10/ 781549			138,564
	FNMA ARM 3.786 12/ 781576			129,745
	FNMA ARM 3.827 12/ 781580			23,820
	FNMA ARM 3.791 6/3 783545			608,610
	FNMA ARM 4.351 1/3 783580			155,904
	FNMA ARM 4.499 3/3 783587			434,203
	FNMA ARM 4.4 2/35 #783588			216,548
	FNMA ARM 4.876 7/3 785318			531,138

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 4.85 8/34 790089	Actively Managed Global Wrap Underlying Investments	$ -	$ 429,523
	FNMA ARM 5.019 9/3 790458			184,347
	FNMA ARM 4.658 9/3 790618			41,268
	FNMA ARM 5.106 9/3 790762			123,254
	FNMA ARM 4.330 10/ 792067			52,056
	FNMA ARM 4.748 7/3 793028			388,422
	FNMA ARM 4.82 8/34 793420			579,701
	FNMA ARM 4.83 9/34 794244			387,744
	FNMA ARM 4.82 9/34 794465			321,746
	FNMA ARM 4.74 10/3 794794			434,197
	FNMA ARM 4.96 8/34 796987			1,190,526
	FNMA ARM 3.737 1/3 797416			185,846
	FNMA ARM 4.202 1/3 797418			272,271
	FNMA ARM 4.67 11/3 799727			402,110
	FNMA ARM 4.85 11/3 799812			361,587
	FNMA ARM 5.064 11/ 800067			32,677
	FNMA ARM 4.825 12/ 800297			322,723
	FNMA ARM 4.845 12/ 800335			122,519
	FNMA ARM 5.00 9/34 801341			1,626,790
	FNMA ARM 5.05 7/34 801635			61,170
	FNMA ARM 4.23 11/3 803591			47,536
	FNMA ARM 4.029 1/3 806167			62,943
	FNMA ARM 4.127 1/3 806519			209,791
	FNMA ARM 4.048 1/3 806711			85,627
	FNMA ARM 4.118 1/3 807221			221,883
	FNMA ARM 3.913 12/ 809113			105,636
	FNMA ARM 4.5 2/35 #809429			1,383,023

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 5.029 2/3 809463	**Actively Managed Global Wrap Underlying Investments**	$ -	$ 44,729
	FNMA ARM 4.625 2/3 809931			384,691
	FNMA ARM 4.145 2/3 810415			267,162
	FNMA ARM 4.872 1/3 810896			2,288,041
	FNMA ARM 4.57 2/35 811803			111,046
	FNMA ARM 4.052 2/3 812091			104,947
	FNMA ARM 4.118 2/3 813114			73,344
	FNMA ARM 4.151 1/3 813170			371,646
	FNMA ARM 4.694 11/ 813184			462,719
	FNMA ARM 3.87 1/35 813713			212,341
	FNMA ARM 3.84 1/35 813714			358,746
	FNMA ARM 4.023 2/3 813737			116,427
	FNMA ARM 5.01 4/35 814954			356,705
	FNMA ARM 4.790 1/3 815323			470,444
	FNMA ARM 4.293 3/3 815586			116,971
	FNMA ARM 4.653 3/3 816322			53,843
	FNMA ARM 4.857 1/3 816356			21,165
	FNMA ARM 4.573 2/3 816591			782,084
	FNMA ARM 4.80 2/35 816593			441,308
	FNMA ARM 4.639 2/3 816599			81,208
	FNMA ARM 4.934 3/3 819648			273,203
	FNMA ARM 4.928 2/3 820356			1,183,968
	FNMA ARM 4.372 4/3 820407			74,136
	FNMA ARM 4.725 3/3 820598			975,876
	FNMA ARM 4.5 5/35 #820996			123,630
	FNMA ARM 4.597 6/3 821487			384,000
	FNMA ARM 4.575 7/3 822002			327,621

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 4.302 1/3 827592	Actively Managed Global Wrap Underlying Investments	$ -	$ 161,237
	FNMA ARM 5.8170 5/ 827781			774,287
	FNMA ARM 5.10 5/35 827782			354,208
	FNMA ARM 5.208 5/3 827783			2,929,690
	FNMA ARM 5.180 5/3 827785			470,974
	FNMA ARM 4.520 8/3 829603			297,405
	FNMA ARM 4.409 5/3 829985			375,226
	FNMA ARM 5.203 6/3 830605			546,973
	FNMA ARM 4.555 7/3 832099			452,324
	FNMA ARM 4.71 8/35 834548			4,013,965
	FNMA ARM 5.344 7/3 834917			66,338
	FNMA ARM 5.101 7/3 841837			540,549
	FNMA ARM 4.637 10/ 841845			88,445
	FNMA ARM 5.349 12/ 843013			183,011
	FNMA ARM 5.280 3/3 843014			61,125
	FNMA ARM 5.43 11/3 844168			230,101
	FNMA ARM 5.23 12/3 846701			1,034,610
	FNMA ARM 4.893 10/ 847787			254,022
	FNMA ARM 5.32 1/36 850852			1,098,850
	FNMA ARM 5.38 2/36 865166			604,443
	FNMA ARM 5.409 2/3 865319			188,872
	FNMA ARM 5.84 3/36 865958			1,451,208
	FNMA ARM 5.98 4/36 868793			795,631
	FNMA ARM 5.839 1/3 879146			976,605
	FNMA ARM 3.854 10/ 879906			3,057,535
	FNMA ARM 5.79 3/36 881956			1,436,814
	FNMA ARM 6.21 4/36 891332			533,686

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 6.08 4/36 895834	Actively Managed Global Wrap Underlying Investments	$ -	$ 231,065
	FNMA ARM 5.53 5/36 896468			385,030
	FNMA ARM 5.50 5/36 896475			751,123
	FNMA ARM 6.63 9/36 898175			2,119,866
	FNMA ARM 6.60 9/36 898177			1,186,911
	FNMA ARM 6.62 9/36 898178			1,133,553
	FNMA ARM 6.65 9/36 898179			1,140,457
	FNMA ARM 6.62 9/36 898180			1,123,539
	FNMA ARM 5.26 11/3 901494			451,487
	FITAT 04-A A3 3.19 2/08			3,819
	FIAOT 06A A3 4.93 2/15/11			962,152
	FULB 97-C2 A3 6.65 11/29			450,408
	FIRST UNION BKNT 5.8 12/0			3,553,523
	FLEETBOSTON FIN 7.375 12/			1,502,355
	FORDO 05-A A4 3.72% 10/09			507,433
	FORDO 05-C A4 4.36 6/10			1,217,988
	FORDO 06-C A4A 5.15% 2/12			2,450,205
	FHLT 04-A M1 1ML+55 1/34			827,290
	FHLT 04-1 M1 1ML+45 2/34			93,749
	FHLT 04-1 M2 1ML+50 2/34			150,300
	FHLT 04-1 M3 1ML+55 2/34			200,458
	FHLT 05-A M1 1ML+43 1/35			302,313
	GECMC 02-2A A2 4.97% 8/36			2,658,229
	GEBL 04-2A IO .8454% 12/8			795,814
	GMACC 97-C1 A3 6.869 7/29			293,588
	GMACC 97-C2 A3 6.566 4/29			88,734
	GMACC 04-C2 A2 CSTR 8/38			2,501,562

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	GMACC 2004-C3 A3 CSTR 12/	**Actively Managed Global Wrap Underlying Investments**	$ -	$ 2,064,310
	GMACC 04-C3 X2 CSTR 12/41			232,732
	GMACC 05-C1 A2 CSTR 5/43			1,202,753
	GMACC 05-C1 X2 CSTR 5/43			334,899
	GMACC 06-C1 A1 4.975 11/4			1,212,619
	GMACC 2003-C2 A1 4.576 5/			3,675,647
	GNII ARM 3.750 1/3 080817			759,917
	GNII ARM 4.25 7/34 080991			626,130
	GSMS 03-C1 A2A 3.59% 1/40			1,422,886
	GSMS 04-C1 A1 3.659 10/28			2,759,303
	GSALT 05-1 A3 4.45 5/10			1,635,475
	GECMC 04-C2 A2 4.119 3/40			905,139
	GECMC 04-C3 A2 4.433 7/39			3,260,394
	GE CAP CP MTN 7.5 6/15/09			1,999,781
	GECAP MTN 4% 6/15/09			1,892,380
	GE CAP MTN 5.25 10/27/09			11,201,977
	GOLDMAN SACHS 5% 1/15/11			3,419,399
	GOLDMAN SACHS 4.5 6/15/10			912,086
	GCCFC 03-C1 A2 3.285 7/35			1,659,415
	GCCFC 04-GG1 A4 4.755 6/3			1,654,189
	GCCFC 05-GG3 A2 CSTR 8/42			1,152,971
	GCCFC 05-GG3 XP CSTR 8/42			1,265,586
	HBOS PLC 5.625 7/20/ 144A			1,345,910
	HAT 2006-2 A3 5.61% 8/11			1,580,650
	HAT 2006-2 A4 5.67% 6/13			1,391,363
	HSBC FIN MTN4.125 3/11/08			4,197,023
	HAT 2006-3 A2 5.38% 12/09			862,483

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	HAT 2006-3 A4 5.34% 9/13	Actively Managed Global Wrap Underlying Investments	$ -	$ 2,019,269
	HANCOCK JHN GLB 3.75 9/30			2,949,181
	HANCOCK JOHN GLB 3.5 1/30			2,286,195
	HAROT 05-4 A4 4.6 11/10			2,040,136
	HMPT 99-HMTA B 7.3% 8/15			431,012
	HAT 04-1 A4 3.93 7/11			965,194
	HAT 05-1 A4 4.35% 6/12			2,547,086
	HART 05-A B 4.2 2/12			905,614
	HART 06-1 B 5.29 11/12			125,379
	IMM 05-1 M1 1ML+46 4/35			322,285
	IMM 05-1 M2 1ML+50 4/35			555,234
	IMM 05-1 M3 1ML+53 4/35			136,602
	INTL LEASE FIN 5 4/15/10			2,069,028
	JPMMT 05-A8 2A3 CSTR 11/3			315,683
	JP MORGAN CHASE 4% 2/1/08			556,887
	JPMCC 03-CB7 X2 CSTR 1/38			80,063
	JPMCC 04-CB8 A2 3.837 1/3			2,191,377
	JPMCC 04-CB9 A2 CSTR 6/41			2,646,819
	JPMCC 04-CBX X2 CSTR 1/37			716,078
	JPMCC 04-C3 A2 4.223 1/42			1,376,079
	JPMCC 05-LDP2 A2 4.575 7/			1,213,900
	JPMCC 05-LDP4 A1 CSTR 10/			1,353,503
	JPMCC 05-LDP4 X2 CSTR 10/			802,170
	JPMCC 05-LDP5 A1 5.035 12			1,728,259
	JPMCC 2006-LDP9 A1 CSTR 5			1,111,830
	JPMCC 2006-CB17 A3 5.45 1			1,222,864
	JDOT 2006-A A3 5.38% 7/10			2,512,781

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	JPMART 2006-A A-3 5.18 12	Actively Managed Global Wrap Underlying Investments	$ -	$ 1,733,299
	JPMRT 2006-A A4 5.14 12/1			1,377,975
	LBCMT 98-C4 A1B 6.21 10/3			2,202,363
	LBCMT 99-C1 A2 6.78 6/31			2,239,387
	LBUBS 00-C3 A2 7.95 1/10			1,771,311
	LBUBS 00-C5 A2 6.51 12/26			3,811,821
	LBUBS 01-C2 A2 6.653 11/2			591,351
	LBUBS 04-C4 A2 CSTR 6/29			1,458,727
	LBUBS 04-C6 A2 4.187 8/29			1,171,239
	LBUBS 03-C3 A2 3.086 5/27			1,215,863
	LBUBS 03-C5 A2 3.478 7/27			2,441,472
	LBUBS 03-C7 A3 CSTR 9/27			1,492,793
	LBUBS 04-C8 XCP CSTR 12/3			163,654
	LBUBS 04-C2 A3 3.973 3/29			1,215,488
	LBUBS 05-C1 AAB CSTR 2/30			939,268
	LBUBS 05-C5 XCP CSTR 9/40			1,062,827
	LBUBS 05-C7 XCP CSTR 11/4			644,006
	LBUBS 06-C1A A1 5.018 2/3			861,629
	LBART 2006-B A3 5.17 8/11			836,887
	LBART NT CL A-3 5.41 CL A			1,325,389
	MBNAS 05-B4 B4 4.9% 3/11			2,292,521
	MSSTR 04-1 1A1 CSTR 8/17			836,188
	MLCFC 2006-4 XP CSTR 12/4			2,934,512
	MVCOT 06-2A A 5.417 10/28			907,958
	MVCOT 06-2A B 5.467 10/28			154,452
	MASSMUTUAL MTN 2.55 144A			2,313,727
	MARM 04-11 1A4 1ML+49 11/			109,975

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	MARM 04-11 2A2 1ML+44 11/	Actively Managed Global Wrap Underlying Investments	$ -	$ 68,731
	MMLT 04-1 M1 1ML+50 7/34			355,853
	MERRILL LYN MTN 4.125 1/1			1,388,458
	MERRILL LYN MTN 4.831 10/			3,232,087
	MLMT 04-MKB1 A2 4.353 2/4			8,021,995
	MLMT 04-KEY2 A2 4.166 8/3			2,045,668
	MLMT 04-BPC1 XP CSTR 9/41			772,862
	MLMT 05-GGP1 B 4.146 11/1			544,950
	MLMT 05-GGP1 C 4.208 11/1			455,918
	MLMT 05-GGP1 D 4.291 11/1			143,834
	MLMT 05-MKB2 XP CSTR 9/42			72,521
	MLMT 05-MCP1 A2 4.556 6/4			1,866,608
	MLMT 05-MCP1 XP CSTR 6/43			336,348
	MLMT 05-LC1 A1 5.017 1/44			808,327
	MET LIFE GLBL 4.5 5/ 144A			4,332,542
	MONUMENTAL GLOB 2.8 144A			2,341,999
	MONUMENT GLBAL 4.375 144A			2,750,875
	JPMC 99-C8 A2 7.4% 7/31			1,500,522
	MSAC 05-HE1 M1 1ML+45 12/			201,603
	MSC 98-WF2 A2 6.54 7/30			582,684
	MSC 98-XL2 A2 6.17 10/34			978,269
	MSC 98-HF2 A2 6.48 11/30			2,242,816
	MSC 99-CAM1 A4 7.02 3/32			729,886
	MSC 03-IQ5 A2 4.09 4/38			502,295
	MSC 04-HQ4 X2 CSTR 4/40			195,411
	MSC 04-HQ3 A2 4.05 1/41			939,922
	MSC 05-TOP17 X2 CSTR 12/4			241,334

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	MSC 05-IQ9 X2 CSTR 7/56	**Actively Managed Global Wrap Underlying Investments**	$ -	$ 470,396
	MSC 05-HQ5 X2 CSTR 1/42			170,230
	MSC 06-T21 A1 4.925 10/52			1,264,274
	MORGAN STANLEY 3.875 1/15			2,085,344
	MSC 2006-HQ9 A1 5.49 7/44			1,938,325
	MCFI 98-MC2 A2 6.423 6/30			2,167,018
	NCSLT 04-2 AIO 9.75 10/14			619,390
	NCSLT 05-1 AIO 6.75% 12/0			140,044
	NCSLT 05-2 AIO 7.73 3/12			233,893
	NCSLT 06-1 A-IO 5.5 4/11			235,640
	NCSLT 05-3W AIO1 4.8 7/12			523,179
	NCSLT 2006-3 AIO 7.1 1/12			933,991
	NCSLT 06-4 AIO 6.35 02/12			657,930
	NLFC 99-1 C 6.571 1/31			912,627
	NATIONWIDE BLD 4% 1/15/09			3,481,249
	NAVOT 04-B A3 3.13 5/09			739,863
	NAVOT 05-A A3 4.22 2/10			4,656,196
	NAVOT 05-A A4 4.43 1/14			939,674
	NY LIFE GLBL MTN 3.875 1/			659,003
	NAROT 05-A A4 3.82 7/10			968,590
	NALT 2006-A A4 5.1% 7/12			2,853,127
	NEF 05-1 A5 4.74 10/45			1,378,188
	NHEL 04-1 M1 1ML+45 6/34			251,652
	ONTARIO PROV GLBL 5.5 10/			1,172,402
	ONYX 05-B A4 4.34% 5/12			763,823
	PERF 05-2 A1 4.85 6/11			2,184,897
	PPSI 04-WCW1 M1 1ML+63 9/			541,895

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	PCAT 2006-A B 5.51% 9/09	**Actively Managed Global Wrap Underlying Investments**	$ -	$ 535,354
	PRINC LIFE 2.8 6/26/ 144A			2,894,358
	PSSF 98-C1 A1B 6.506 7/08			1,059,466
	RAMP 03-SL1 A31 7.125 4/3			572,373
	RAMP 03-RZ2 A1 3.6% 4/33			295,997
	RAMP 04-SL2 A11 6.5 10/16			135,655
	GMACM 05-AR5 1A1 CSTR 9/3			599,598
	SBC COMM GLBL 6.25 3/15/1			987,764
	SLMA 05-7 A3 4.41 7/25			2,041,447
	SP POWERASSET 3.8 10 144S			4,813,085
	SVOVM 05-A A 5.25 2/21			739,333
	SBM7 00-C3 A2 6.592 12/33			1,665,882
	SBM7 00-C1 A2 7.52 12/09			1,841,218
	SBM7 03-UP1 A 3.45% 4/32			380,616
	SABR 04-NC1 M1 1ML+52 2/3			526,993
	SRFC 2006-1A A1 5.84 5/18			1,149,719
	STARW 99-C1A B 6.92 2/14			333,086
	SASC 04-GEL1 A 1ML+36 2/3			67,988
	SASC 04-NP1 A 1ML+40 9/33			205,009
	TAROT 2006-C A2 5.4% 1/10			1,875,952
	TAROT 2006-C A4 5.31 5/13			1,980,152
	TAROT 2006-B A3 5.41 8/11			1,659,908
	TAROT 2006-B A4 5.52 11/1			1,214,256
	TAROT 06-A A3 4.77% 1/11			1,011,572
	TAROT 06-A A4 4.88% 4/13			1,188,785
	US BANK NA MTN 4.4 8/15/0			6,257,853
	US BANCORP MTN 5.3 4/28/0			2,134,748

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	USTN 4.25% 8/15/14	Actively Managed Global Wrap Underlying Investments	$ -	$ 2,319,863
	USTN 3.375% 9/15/09			2,927,433
	USTN 4% 3/15/10			25,467,587
	USTN 3.875% 5/15/10			3,917,780
	USTN 4.125% 8/15/10			16,942,146
	USTN 4.375% 12/15/10			59,099,392
	USTN 4.75% 3/31/11			17,737,884
	USTN 4.875% 5/15/09			35,616,801
	USTN 4.875% 5/31/11			56,727,444
	USTN 5.125% 6/30/11			28,679,867
	USTN 4.875% 8/15/09			5,107,109
	USTN 4.5% 9/30/11			10,428,166
	UPFCA 2006-A A2 5.46 6/09			696,959
	VWALT 2006-A A3 5.5% 9/09			2,313,596
	VALET 05-1 A3 4.8 7/09			2,095,347
	WESTO 04-4 A4 3.44% 5/12			2,103,862
	WBCMT 05-C22 A1 4.98 12/4			1,105,072
	WBCMT 05-C16 APB 4.692 10			830,166
	WBCMT 03-C6 A2 4.498 8/35			1,531,292
	WBCMT 03-C8 A3 4.445 11/3			3,461,074
	WBCMT 04-C14 A2 4.368 8/4			2,624,934
	WBCMT 05-C18 XP CSTR 4/42			284,186
	WBCMT 2004-C15 A2 4.039 1			2,252,840
	WBCMT 04-C15 XP CSTR 10/4			1,140,197
	WBCMT 05-C16 A2 4.38 10/4			3,081,873
	WALOT 06-1 A-3 5.1 7/11			1,145,232
	WALOT 06-1 A-4 5.08% 4/12			769,866

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	WALOT 06-2 A-2 5.35% 5/10	Actively Managed Global Wrap Underlying Investments	$ -	$ 2,429,214
	WALOT 06-2 B 5.29% 6/12			542,639
	WMLT 05-B 2A4 CSTR 10/35			250,363
	WACHOVIA 6.15 3/15/09			549,630
	WACHOVIA CORP 3.5 8/15/08			1,616,170
	WAMMS 03-MS9 2A1 7.5 12/3			161,845
	WELLS FARGO 3.98 10/29/10			3,392,571
	WELLS FARGO & CO 4 9/10/1			840,410
	WELLS FARGO MED 4 8/15/08			1,581,560
	WELLS FARGO 4.2% 1/15/10			2,483,909
	WFMBS 05-AR4 2A2 CSTR 4/3			2,804,482
	WFMBS 05-AR2 2A2 4.57 3/3			1,642,167
	WFMBS 5-AR9 2A1 CSTR 5/35			2,362,290
	WFMBS 05-AR10 2A2 CSTR 6/			1,542,364
	WFMBS 06-AR8 2A6 CSTR 4/3			2,520,199
	WESTO 05-3 A4 4.39 5/13			1,361,270
	WESTO 05-3 B 4.50 5/13			534,229
	WOART 04-A A4 3.96% 7/11			1,814,730
	Total Fair Value of Underlying Investments			$ 1,004,009,049

Marathon Oil Company
Thrift Plan
EIN 25-1410539, Plan Number 003
Form 5500, Schedule G, Part I – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
Year Ended December 31, 2006

(a) (b) Identity & Address of Obligator	(c) Original Amount of Loan*	Amount Received During Reporting Year		(f) Unpaid Balance at End of Year	(g) Description		Amount Overdue	
		(d) Principal	(e) Interest		Loan Date	Maturity Date	(h) Principal	(i) Interest
Felix A. Ragas, #64488 81 Melrose Drive Destrehan, LA 70047	$10,006.24	-	-	$24,613.87	12/23/1986	12/23/1990	$8,337.42	$16,276.45

* This loan which was made to the Plan participant and is secured by the participant's pledge of his accrued nonforfeitable benefit in the Plan. The interest rate is flexible and is established each quarter. This participant is delinquent in payments against the entire loan balance or the required payments according to the terms evidenced by the participant's signed promissory note. This loan has not been renegotiated or reserved for.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-29709 and No. 33-56828) of Marathon Oil Corporation of our report dated June 27, 2007 relating to the financial statements of the Marathon Oil Company Thrift Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Houston, Texas
June 27, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By [signature]
Eileen M. Campbell, Plan Administrator

Dated: June 27, 2007

END